UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2018
Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No   ☒
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE SIX MONTH PERIOD
ENDED JUNE 30, 2018

On August 16, 2018, the registrant issued a press release pertaining to its results of operations for the six month period ended June 30, 2018 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By /s/ Carlos A. Boero Hughes

Name: Carlos A. Boero Hughes

Title: Chief Financial Officer and Chief Accounting Officer

Date: August 16, 2018

2Q18

2Q18
Earnings Release
Conference Call

English Conference Call
August 17, 2018
9 a.m. (US EST)
10 p.m. (Buenos Aires and São Paulo time)
3 p.m. (Luxembourg time)

Tel: (844) 836-8746
Participants calling from the US

Tel: +1 (412) 317-2501
Participants calling from other countries

Access Code: Adecoagro

Investor Relations
Charlie Boero Hughes
CFO

Juan Ignacio Galleano
IR Manager

Email
ir@adecoagro.com

Website
www.adecoagro.com

AGRO
LISTED
NYSE

Adecoagro reported Adjusted EBITDA of $137.0 million in 2Q18 and $198.9 million for 6M18, 103.9% and 77.7% higher year-over-year, respectively

Luxembourg, August 16, 2018 – Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading agricultural company in South America, announced today its results for the second quarter ended June 30, 2018. The financial information contained in this press release is based on unaudited condensed consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non – IFRS measures. Please refer to page 28 for a definition and reconciliation to IFRS of the Non – IFRS measures used in this report.

Highlights

Financial & Operating Performance						
$ thousands	**2Q18**	**2Q17**	**Chg %**	**6M18**	**6M17**	**Chg %**
Gross Sales	215,919	228,530	(5.5%)	371,486	394,621	(5.9%)
Net Sales (1)	206,436	221,772	(6.9%)	354,401	381,633	(7.1%)
Adjusted EBITDA (2)	137,005	67,176	103.9%	198,945	111,933	77.7%
Farming & Land Transformation	61,200	10,986	457.1%	80,031	30,637	161.2%
Sugar, Ethanol & Energy	80,886	61,362	31.8%	128,874	91,626	40.7%
Corporate Expenses	(5,081)	(5,172)	(1.8%)	(9,960)	(10,330)	(3.6%)
Total Adjusted EBITDA	**137,005**	**67,176**	**103.9%**	**198,945**	**111,933**	**77.7%**
Adjusted EBITDA Margin (2)	***66.4%***	***30.3%***	***119.1%***	***56.1%***	***29.3%***	***91.4%***
Adj. EBITDA Margin net of 3rd party commerc. (3)	***67.6%***	***35.2%***	***92.1%***	***56.9%***	***34.3%***	***65.6%***
Net Income	(31,006)	3,801	(915.7%)	(22,474)	9,768	(330.1%)
Adjusted Net Income (4)	90,143	15,985	463.9%	110,124	24,970	341.0%
Farming Planted Area (Hectares)	232,796	224,841	3.5%	232,796	224,841	3.5%
Sugarcane Plantation Area (Hectares)	149,237	139,605	6.9%	149,237	139,605	6.9%

- Adecoagro reported Adjusted EBITDA(3) of $137.0 million in 2Q18, marking a 103.9% increase compared to 2Q17.
- Net income was negative $31.0 million in 2Q18, $34.8 million lower compared to 2Q17.
- Adjusted net income was $90.1 million in 2Q18, $74.2 million higher compared to 2Q17.

(1) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.

(3) Adjusted EBITDA margin excluding third party commercialization activities is defined as the consolidated Adjusted EBITDA net of the Adjusted EBITDA generated by the commercialization of third party sugar, grains and energy, divided by consolidated gross sales net of those generated by the commercialization of third party sugar, grains and energy. We net 3rd party commercialization results to highlight the margin generated by our own production.

Financial & Operational Performance Highlights

◦
Adjusted EBITDA for our Sugar, Ethanol & Energy business reached $80.9 in 2Q18, $19.5 million or 31.8% higher than 2Q17. This increase is mainly explained by: (i) the maximization of ethanol production (72.5% of total TRS), enabling us to profit from higher prices. Anhydrous and hydrous ethanol traded at 16.0 cts/lb and 14.7 cts/lb sugar equivalent during the quarter, equivalent to 34.1% and 22.7% premium to sugar respectively, (ii) higher energy revenues due to the combined effect of a 20.7% increase in selling volumes and a 9.9% increase in average selling prices, in dollar terms, (iii) the 53.9% increase in crushing activities as a result of larger cane availability; explained by enhanced industrial efficiencies, together with an increase in effective milling days due to favorable weather conditions; (iv) the reduction in production costs, measured on a per ton basis, driven by higher crushing activities, coupled with the 14% depreciation of the Brazilian Real.

Year-to-date, Adjusted EBITDA totaled $128.9 million, marking a 40.7% increase compared to the same period of last year. In addition to the previously referred drivers, higher Adjusted EBITDA is explained by a $3.9 million increase derived from the mark-to-market of our commodity hedge positions, partially offset by lower sugar prices.

◦
In our Farming & Land Transformation businesses, Adjusted EBITDA reached $61.2 million, $50.2 million higher than 2Q17. The improvement in financial performance is mainly explained by the $6.5 million and $7.2 million increase in results in our crops and rice businesses respectively as a result of enhanced operational efficiencies and the 30% depreciation of the Argentine Peso, which together resulted in a reduction of production costs. Furthermore, the increase in Adjusted EBITDA is also explained by the proceeds obtained from the sale of Rio de Janeiro and Conquista farms, which recorded a $36.2 million capital gain, compared to a zero result in 2Q17.

On a year-to-date basis, Adjusted EBITDA grew by 161.2%, reaching $80.0 million. This increase is primarily explained by: (i) a $3.8 million increase in our Crops business, due to a higher margin recognition as a result of higher commodity prices in the local market coupled with a reduction in production costs, (ii) a $9.2 million increase in our Rice business, as a result of a significant 17% increase in agricultural yields, coupled with lower production costs, measured in U.S dollar. These effects were partially offset by the negative mark-to-market of our commodity hedge position.

◦
Net Income in the first half of the year was a loss of $22.5 million, compared to a $9.8 million gain recorded in the same period of last year. This is almost entirely explained by the $125.3 million non-cash loss derived from the revaluation of our U.S dollar denominated financial debt, measured in local currency. Indeed, as a result of the sharp depreciation suffered by the Brazilian Real and Argentine Peso during 6M18, we registered a significant loss in our Net Financial Result line. It´s worth mentioning that this result is non-cash in nature and represent no equity loss when measured in U.S dollar.

◦
Adjusted Net Income, by definition, excludes any non-cash result derived from bilateral exchange variations and includes any gain or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland (the latter is already included in Adj. EBITDA). During the first half of the year, Adjusted Net Income reached $110.1 million, $85.2 million higher compared to 6M17. It is worth noticing that this increase is in line with the one reported in Adjusted EBITDA (Please refer to page 31 for a reconciliation of Adjusted Net Income to Profit/Loss).

Adjusted Net Income

◦
Adecoagro S.A operates in Brazil and Argentina through its local subsidiaries. Each subsidiary prepares its financial statements in local currency (their functional currency). This means that in Argentina, financial statements are prepared in Argentine Peso and in Brazil they are prepared in Brazilian Real. Afterwards, financial statements of all subsidiaries are translated and consolidated into U.S dollar, Adecoagro´s reporting currency. As a result, the revaluation of the U.S dollar denominated assets and liabilities generates an FX revaluation effect every time there is a variation in the bilateral exchange rate . A depreciation of the functional currency revalues U.S dollar denominated financial debt (implying a negative impact on net income), and also revalues U.S dollar denominated monetary assets (implying a positive impact on net income). These effects, however, are (i) non-cash in nature, since they are fully reversed when calculating the Cash Flow Statement; and (ii) do not affect the net worth of the Company. In fact, total Equity does not change when measured in U.S dollars. The Company owes the same dollar amount, regardless on the foreign exchange rate.

Our U.S dollar denominated net financial position is structurally negative. This implies that, on a consolidated basis, we have more dollar denominated liabilities than dollar denominated assets. This is the case since most of our financial debt is denominated in U.S dollars and our fixed assets (for instance, our farmland) are denominated in local currency. However it´s worth highlighting that we do not acquire a currency mismatch risk by entering into dollar denominated debt contracts. This is because most of our revenues streams are also dollar-denominated or dollar linked. Thus, we finance ourselves in dollars since we can get better terms in that currency and we generate USD revenue to pay it back. The fact that financial debt is revalued as asset value stays the same distort the economic reality of our business, since a depreciation of the local currency is highly beneficial for our margins. As we have more local currency denominated costs than revenues, a weakening of the currency allows us to dilute costs, enhancing margins.
During 2Q18, both the Brazilian Real and the Argentine Peso suffered sharp depreciations resulting in a $121.2 million non-cash FX loss. This completely distorts Net Income and, by extension, all the ratios which use net income as an input (i.e. P/E, EV/BV, etc.).
We have decided to start reporting Adjusted Net Income(1), which (i) excludes any non-cash result derived from FX variations; and (ii) includes any gain or losses from disposal of non-controlling interests in subsidiaries whose main underlying asset is farmland.

Adjusted Net Income
$ thousands	2014	2015	2016	2017	6M18	6M17	Chg %
Net Income	11,036	(4,351)	3,739	11,749	(22,474)	9,768	n.a
Foreign exchange losses, net	9,246	23,423	19,062	38,708	125,272	11,883	n.m
Cash flow hedge - transfer from equity	12,031	32,700	85,214	20,758	7,327	3,320	121%
Reserve from the sale of non-controlling interest in subsidiaries	25,508	16,066	—	—	—	—	n.a
Adjusted Net Income	57,821	67,838	108,015	71,215	110,125	24,971	341%

Strategy Execution
Farmland sales at strong premium to independent appraisal

◦
During June 2018, we completed the sale of Rio de Janeiro and Conquista farms, located in western Bahia and Tocantins, respectively for a total of 9,300 croppable hectares. The aggregate selling price reached $53.0 million, out of which $34.5 million are paid cash (partially in 2Q18, and the rest during 3Q18); while the balance is payable in four installments. The selling price represent a 37% premium to the latest Cushman and Wakefield´s independent appraisal, as of September 30, 2017.

5-Year Plan update

◦
The expansion of the cluster in Mato Grosso do Sul is moving forward according to plan and budget. Investments in Angelica mill, as previously announced, are already done and the mill reached a nominal crushing capacity of 1,050 tons/hour. As for the Ivinhema mill, most of the investments are completed.

At the same time, based on projected relative sugar and ethanol prices, we commenced minor investments in order to increase our maximum ethanol production capacity by 5%, reaching 73% of total TRS production by 2019. It´s worth highlighting that, during the first half of the year, 77% of TRS went to ethanol and we feel very optimistic with our 70% target for the year. We believe that this investment, will result in higher margins and returns as we will be making a better use of our assets by producing products with higher margin contribution.

Market Overview

◦
Sugar prices during 2Q18 were, on average, 12% lower than 1Q18 and 21% lower than same period last year. Prices were under strong pressure in April, trading as low as 10.69 c/lb, the lowest level since September, 2015. Sugar production in India and Thailand was revised up once again, increasing the global surplus even more. Dry weather in Brazil, which poses risks on the current season production, together with strong oil prices resulted in funds covering their short position. As a result, sugar prices recovered and the front month traded as high as 12.97 c/lb. However, political turmoil pressured commodities in general and sugar was no exception. As a result, prices ended up trading close to 11.00 c/lb.

◦
The ethanol market during 2Q18 was marked by: (i) strong demand prior to the strike, (ii) highly competitive hydrous at the pumps, (iii) record high production figures; (iv) and seasonal fall in prices . According to the ESALQ index, hydrous and anhydrous prices went respectively down 15% and 10% versus previous quarter, respectively. Compared to last year, prices of both hydrous and anhydrous presented an improvement of 12% and 10%, respectively. As reported by UNICA, hydrous sales were 32% above same period last year, what should help to offset current ethanol output in the Center-South and lead to a more constructive price scenario in the next months.

◦
Energy spot prices in the southeast region of Brazil during 2Q18 were 54% higher than 1Q18. In April, energy prices fell to 109.71 BRL/MWh and increased to 325.46 BRL/MWh in May and to 472.87 BRL/MWh in June. Strong prices are explained by below average rainfalls, coupled with increasing demand.

◦
Soybean prices decreased 1.2% during 2Q18 and were on average 5.7% higher year-over-year. CBOT corn prices decreased 9.7% in the quarter and were on average 4.6% higher than a year ago. Prices were mostly pressured on strong U.S. crop prospects and U.S. trade tensions re-emerging with China. Fund selling weighed on grain markets in general. Chinese tariffs make U.S. shipments less competitive to China while making them more competitive to other destinations.

Application of IAS 29 in financial reporting of Argentine subsidiaries

◦
In accordance with IAS 29 provision under IFRS, companies operating in economies presenting an accumulated inflation rate during the previous 12 quarters that equals or exceeds 100%, among other triggering factors, must adopt inflation accounting. As of June 30th, accumulated inflation in Argentina exceeded the threshold. Thus, the Company needs to adopt inflation accounting for Argentinean subsidiaries going forward. Under Inflation Accounting, financial statements must be expressed at current value as at the end of the reporting period (i.e. adjusted by the inflation index). This is further discussed in note 27 (Basis of preparation and presentation) in our 2Q18 Financial Statements.

Operational Performance
2017/18 Harvest Year

Farming Production Data
Planting & Production	Planted Area (hectares)			2017/18 Harvested Area			Yields (Tons per hectare) (3)
	2017/18	2016/17	Chg %	Hectares	% Harvested	Production	2017/18	2016/17	Chg %
Soybean	58,119	55,237	5.2%	58,064	99.9%	126,723	2.2	3.0	(27.0)%
Soybean 2nd Crop	23,150	29,197	(20.7)%	23,150	100.0%	27,287	1.2	2.4	(51.4)%
Corn (1)	45,894	38,790	18.3%	29,434	64.1%	145,929	5.0	6.4	(22.9)%
Corn 2nd Crop	10,847	9,987	8.6%	5,702	52.6%	17,997	3.2	4.7	(33.0)%
Corn Silage	2,589	2,171	19.3%	2,589	100.0%	100,177	38.7	27.3	41.7%
Wheat (2)	36,533	38,008	(3.9)%	36,530	100.0%	79,622	2.2	3.0	(28.2)%
Sunflower	2,869	5,413	(47.0)%	2,869	100.0%	5,181	1.8	1.9	(3.3)%
Cotton	3,132	2,640	18.6%	2,691	85.9%	113	—	—	n.a
Peanut	9,375	5,840	60.5%	8,817	94.0%	19,190	2.2	-	n.a
Total Crops	192,507	187,284	2.8%	169,846	88.2%	522,218			n.a
Rice	40,289	39,728	1.4%	40,289	100.0%	276,693	6.9	5.9	16.2%
Total Farming	232,796	227,012	2.5%	210,134	90.3%	798,912
Owned Croppable Area	124,733	123,582	0.9%
Leased Area	72,115	64,245	12.2%
Second Crop Area	35,948	39,184	(8.3)%
Total Farming Area	232,796	227,011	2.5%
	Milking Cows (Average Heads)			Milk Production (MM liters)(1)			Productivity (Liters per cow per day)
Dairy	2Q18	2Q17	Chg %	2Q18	2Q17	Chg %	2Q18	2Q17	Chg %
Milk Production	7,440	6,836	8.8%	21.6	21.4	0.8%	35.5	35.2	1.0%

(1) Includes sorghum.
(2) Includes barley.
(3) Yields for 2017/18 season are partial yields related to the harvested area as of July 30, 2018. Yields for 2016/17 reflect the full harvest season.

As of August 1, 2018, 90.3% of our total planted area was successfully harvested. The remaining hectares are expected to be harvested by early August.

Soybean: As of the end of July, we harvested 99.9% of the soybean crop. So far, yields reached 2.2 tons per hectare, 27.0% lower compared to the previous harvest year. The decrease is fully attributable to dry weather during the flowering period.

Corn: 35,137 hectares of corn were harvested, representing 62% of total planted area. Early corn was fully harvested with a 22.9% lower yields. As for the late corn, 5,702 hectares were harvested, representing 52.6% o f total area. This corn variety was more severely hit by the drought, explaining the decrease in yields.
Corn Silage: As of the end of July, we successfully harvested 9,375 hectares of corn silage with a yield of 100,177 tons, 60.5% higher compared to the previous harvest year. In the coming years, we need the production of corn silage to increase in advance of adding more milking cows.
Sunflower: The harvest of the sunflower crop began in late December 2017. As of the end of July 2018, 100% of sunflower had been harvested yielding an average of 2.2 tons per hectare, in line with the previous harvest season.
Rice: As of the end of July, all the planted area was already harvested. Dry weather coupled with a longer exposure to solar radiation due to dry weather and laser leveling for optimal crop development conditions, resulting in a 16.2% higher yields compared to the previous harvest.

2018/19 Harvest Year
Towards the end of 2Q18, Adecoagro began its planting activities for the 2018/19 harvest year. As of the date of this report, a total of 36,533 hectares of wheat have been successfully planted and are developing normally thanks to adequate soil conditions.

Farming & Land Transformation Financial Performance

Farming & Land transformation business - Financial highlights
$ thousands	2Q18	2Q17	Chg %	6M18	6M17	Chg %
Gross Sales
Farming	95,478	92,495	3.2%	153,134	147,934	3.5%
Total Sales	95,478	92,495	3.2%	153,134	147,934	3.5%
Adjusted EBITDA (1)
Farming	24,973	10,986	127.3%	43,804	30,637	43.0%
Land Transformation	36,227	—	n.a	36,227	—	n.a
Total Adjusted EBITDA (1)	61,200	10,986	457.1%	80,031	30,637	161.2%
Adjusted EBIT (1)
Farming	23,439	9,379	149.9%	40,426	27,505	47.0%
Land Transformation	36,227	—	n.a	36,227	—	n.a
Total Adjusted EBIT (2)	59,666	9,379	536.2%	76,653	27,505	178.7%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 21 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

Adjusted EBITDA(2) in the Farming and Land Transformation businesses was $61.2 million in 2Q18, $50.2 million, or 457.1% higher than 2Q17. The improvement in financial performance is primarily the result of a $6.5 million and $ 7.2 million increase in results in our crops and rice businesses respectively, as a result of enhanced operational efficiencies and the depreciation of the Argentine Peso, which together resulted in a reduction of production costs. On top of these positive results, the increase in Adjusted EBITDA is further explained by the proceeds generated from the sale of Rio de Janeiro and Conquista farms, resulting in $36.2 million contribution to Adj. EBITDA, compared to a zero result in 2Q17.
On an accumulated basis, Adjusted EBITDA(2) totaled $80.0 million, 161,2% above last year. This increase is mostly explained by (i) a $3.8 million increase in our Crops business, due to a higher margin recognition as a result of higher commodity prices in the local market coupled with a reduction in production costs, (ii) a $9.2 million increase in our Rice business, as a result of higher yields and lower production costs, measured in U.S dollar; and (iii) the sale of the farms. These positive results were partially offset by the negative mark-to-market of our commodity hedge position.

Crops Segment

Crops - Highlights
	metric	2Q18	2Q17	Chg %	6M18	6M17	Chg %
Gross Sales	$ thousands	46,811	59,700	(21.6)%	80,512	84,896	(5.2)%
	tons	161,430	265,264	(39.1)%	319,867	402,875	(20.6)%
	$ per ton	290.0	225.1	28.8%	251.7	210.7	19.4%
Adjusted EBITDA	$ thousands	14,355	7,904	81.6%	24,204	20,424	18.5%
Adjusted EBIT	$ thousands	14,019	7,547	85.8%	23,407	19,732	18.6%
Planted Area (1)	hectares	192,507	187,284	2.8%	192,507	187,284	2.8%
(1) Does not include second crop planted area.
Adjusted EBITDA in our Crops segment was $24.2 million in 6M18, 18.5% higher compared to the same period of last year. This is mainly explained by a $10.6 million increase in Changes in Fair Value of Biological Assets and Agricultural Produce and Changes in Net Realizable Value, which reflects the margin recognized throughout the biological growth cycle and harvest of our crops. Higher margins are explained by (i) enhanced operating efficiencies, (ii) lower production costs, measured in U.S dollars, as a result of the depreciation of the Argentine Peso; and (iii) higher commodity prices in the local market as the drought that hit Argentina during the first quarter implied lower grain production putting pressure on supply and therefore, increasing domestic prices.

Crops - Changes in Fair Value Breakdown - as of June 30, 2018
6M18	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Peanut	Total

2017/18 Harvest Year
Total Planted Area	Hectares	58,119	23,150	45,894	10,847	36,533	2,869	3,132	9,375	189,918
Area planted in initial growth stages	Hectares	—	—	—	—	—	—	—	—	—
Area planted with significant biological growth	Hectares	188	50	17,768	7,148	—	—	976	1,903	28,033
Changes in Fair Value 6M18 from planted area 2017/18 (i)	$ thousands	38	(8)	409	88	—	—	(198)	(517)	(188)
Area harvested in previous period	Hectares	—	—	—	—	34	—	—	—	34
Area harvested in current period	Hectares	57,931	23,100	28,126	3,699	2,320	2,869	2,156	7,472	127,672
Changes in Fair Value 6M18 from harvested area 2017/18 (ii)	$ thousands	10,684	2,973	6,610	1,128	578	201	(15)	1,802	23,961
Total Changes in Fair Value in 6M18 (i+ii)	$ thousands	10,722	2,965	7,019	1,216	578	201	(213)	1,285	23,773
The table above shows the gains or losses from crop production generated during 6M18. A total of 189,918 hectares were planted in the 2017/18 crop. As of June 30, 2018, total Changes in Fair Value, which reflects the margin of both the crops that have already been harvested and the expected margin of those that are still on the ground with significant biological growth, was $23.8 million, compared to $17.3 million generated during the same period last year. As explained above, the main drivers for the increase in margins are (i) higher operating efficiencies, (ii) higher domestic prices; coupled with (iii) lower costs of production, measured in USD.
Planting activities related to the new 2018/19 crop are underway. We planted 36.5 thousand hectares of wheat. Abundant rainfalls during the quarter have provided good soil humidity, necessary for planting activities.
As shown in the table below, crops sales year-to-date reached $80.5 million, 5.2% below last year, primarily explained by lower selling volumes as a consequence of the drought that hit the country early in the year, significantly impacting achieved yields.

Crops - Gross Sales Breakdown
	Amount ($ '000)			Volume			$ per unit
Crop	2Q18	2Q17	Chg %	2Q18	2Q17	Chg %	2Q18	2Q17	Chg %
Soybean	37,196	35,402	5.1%	106,074	126,074	(15.9)%	351	281	24.9%
Corn (1)	7,764	22,098	(64.9)%	49,997	134,066	(62.7)%	155	165	(5.8)%
Wheat (2)	679	823	(17.5)%	4,528	5,088	(11.0)%	150	162	(7.3)%
Sunflower	273	16	1,606.3%	830	11	7,454.6%	329	1,456	(77.4)%
Cotton Lint	—	46	(100.0)%	—	25	(100.0)%	n.a	1,840	n.a
Others	899	1,315	(31.6)%
Total	46,811	59,700	(21.6)%	161,430	265,264	(39.1)%

Crops - Gross Sales Breakdown
	Amount ($ '000)			Volume			$ per unit
Crop	6M18	6M17	Chg %	6M18	6M17	Chg %	6M18	6M17	Chg %
Soybean	48,912	40,764	20.0%	144,796	142,743	1.4%	338	286	18%
Corn (1)	21,379	31,512	(32.2)%	135,280	190,308	(28.9)%	158	166	(5)%
Wheat (2)	6,204	10,523	(41.0)%	36,807	68,595	(46.3)%	169	153	10%
Sunflower	983	438	124.4%	2,983	1,204	147.8%	330	364	(9)%
Cotton Lint	—	46	(100.0)%	—	25	(100.0)%	n.a	1,840	n.a
Others	3,034	1,613	88.1%
Total	80,512	84,896	(5.2)%	319,867	402,875	(20.6)%

(1) Includes sorghum
(2) Includes barley

Rice Segment

Rice - Highlights
	metric	2Q18	2Q17	Chg %	6M18	6M17	Chg %
Gross Sales	$ thousands	40,863	24,018	70.1%	56,211	43,278	29.9%
Gross Sales of White Rice	thousand tons(1)	110	60	83.2%	139	123	13.0%
	$ per ton	282	337	(16.1)%	293	301	(2.6)%
	$ thousands	31,140	20,267	53.7%	40,776	37,035	10.1%
Gross Sales By-products	$ thousands	9,723	3,751	159.2%	15,435	6,243	147.2%
Adjusted EBITDA	$ thousands	7,672	483	1,488.5%	14,456	5,215	177.2%
Adjusted EBIT	$ thousands	6,752	(481)	(1,503.7)%	12,497	3,329	275.4%
Area under production (2)		40,279	39,728	1.4%	40,279	39,728	1.4%

Rice Mills
Total Procesed Rough Rice	thousand tons(1)	85	63	35.7%	132	121	9.2%
Ending stock	thousand tons(1)	196	139	41.1%	196	139	41.1%

(1) Of rough rice equivalent.
(2) Areas under production correspond to the 2017/18 and 2016/17 harvest.

Due to the seasonality and growth cycle of the rice crop, most of the margin generated in the 2017/18 harvest was recognized in the first quarter of 2018 as the crop was harvested. Adjusted EBITDA generation during the rest of the year is usually driven by sales of processed rice and by-products, net of selling expenses and overhead costs.
Rice sales during 2Q18 reached $40.9 million, 70.1% higher than 2Q17. This increase was explained by higher selling volumes, partially offset by a 16.1% decrease in average selling prices, explained by: (i) lower prices in the domestic market measured in U.S dollar as a result of the depreciation of the Argentine peso; coupled with (ii) a higher share of exports. It´s worth highlighting that margins in the export market are higher than in the domestic one since selling costs are considerable lower.
On a cumulative basis, adjusted EBITDA was $14.5 million, 177.2% or $9.2 million higher than 6M17. This is mainly explained by: (i) higher margins in our agricultural operations driven by higher yields and lower production costs as a result of the depreciation of the Argentine Peso; coupled with a better mill out ratio of white rice (less broken) due to high quality of our rough rice. Quality resulted from an efficient and timely harvest enabled by dry weather.

Dairy Segment

Dairy - Highlights
	metric	2Q18	2Q17	Chg %	6M18	6M17	Chg %
Gross Sales	$ thousands (1)	7,344	8,510	(13.7)%	15,607	19.322	(19.2)%
	million liters (2)	21.6	21.4	0.8%	44.4	49.0	(9.4)%
	$ per liter (3)	0.30	0.37	(18.1)%	0.31	0.36	(14.3)%
Adjusted EBITDA	$ thousands	2,653	2,536	4.6%	4,957	4814	3.0%
Adjusted EBIT	$ thousands	2,396	2,280	5.1%	4,396	4320	1.8%
Milking Cows	Average Heads	7,440	6,836	8.8%	7,371	6,805	8.3%
Cow Productivity	Liter/Cow/Day	35.5	35.2	1.0%	35.5	35.3	0.5%
Total Milk Produced	million liters	24.1	21.9	9.9%	47.4	43.5	8.8%

(1) Includes (i) $0.47 million from sales of culled cows in 2Q18 and $0.68 million in 2Q17, (ii) $0.04 million from sales of cream in 2Q18, (iii) $0.05 million from sales of whey in 2Q17, (iv) $0.32 million from sales of powder milk in 2Q18; and (v) $0.41 million from electricity sales in 2Q18
(2) Selling volumes includes 0.8 million liters of milk destined towards powder milk production in 2Q18.
(3) Sales price includes the sale of fluid milk and whole milk powder and excludes cattle, electricity, cream and whey sales.

Our Dairy operation continues to deliver strong operational and financial performance. Milk production reached 24.1 million liters in 2Q18, 9.9% higher year-over-year. This increase is attributable to an 8.8% increase in our dairy cow herd, coupled with a slight increase in productivity. Despite new operational challenges and difficulties associated with an increase in the herd, we have observed higher cow productivity.
Despite higher selling volumes, gross sales during 2Q18 reached $7.3 million, $1.2 million lower than 2Q17.This decrease is fully explained by the depreciation of the Argentine Peso. This negative effect was fully offset by: (i) the reduction in unitary production cost as a result of enhanced operational efficiencies, (ii) the depreciation of the Argentina Peso, diluting costs that are denominated in local currency; and (iii) the $0.4 million derived from electricity sales. As a result, Adjusted EBITDA reached $2.7 million, 4.6% higher compared to the same period of last year.
We expect to keep enhancing efficiencies as we start operating our third free-stall and leveraging our industrial assets.

All Other Segments

All Other Segments - Highlights
	metric	2Q18	2Q17	Chg %	6M18	6M17	Chg %
Gross Sales	$ thousands	460	267	72.3%	804	438	83.6%
Adjusted EBITDA	$ thousands	292	63	363.5%	187	184	1.6%
Adjusted EBIT	$ thousands	272	33	724.2%	126	124	1.6%
All Other Segments primarily encompasses our cattle business. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities.
Adjusted EBITDA for All Other Segment during 2Q18 was a gain of $0.3 million.

Land transformation business

Land transformation - Highlights
	metric	2Q18	2Q17	Chg %	6M18	6M17	Chg %
Adjusted EBITDA	$ thousands	36,227	—	n.a	36,227	—	n.a
Adjusted EBIT	$ thousands	36,227	—	n.a	36,227	—	n.a
Land sold	Hectares	9,300	—	n.a	9,300	—	n.a
Adjusted EBITDA for our Land Transformation business during 6M18 totaled $36.2 million, compared to a null result during 6M17.
During June 2018, we completed the sale of Rio de Janeiro and Conquista farms, located in western Bahia and Tocantins, respectively. The aggregate selling price reached $53.0 million for a total of 9,300 croppable hectares. The selling price represent a 37% premium to the latest Cushman and Wakefield´s independent appraisal, as of September 30, 2017.
Over the last 12 years, we have been able to generate gains of over $200 million by strategically selling at least one of our fully mature farms per year. Monetizing a portion our land transformation gains allows us to redeploy the capital into higher yielding activities, enabling us to continue growing and enhancing shareholder value.

Operational Performance

Sugar, Ethanol & Energy - Selected Information
	metric	2Q18	2Q17	Chg %	6M18	6M17	Chg %
Milling
Sugarcane Milled	tons	3,792,480	2,463,768	53.9%	5,316,316	3,924,436	35.5%
Own Cane	tons	3,588,296	2,331,565	53.9%	5,098,400	3,570,313	42.8%
Third Party Cane	tons	204,184	132,203	54.4%	217,916	354,123	(38.5)%
Production
TRS Equivalent Produced	tons	489,763	299,839	63.3%	662,997	466,086	42.2%
Sugar	tons	120,979	142,771	(15.3)%	141,342	202,455	(30.2)%
Hydrous Ethanol	M3	144,676	53,514	170.3%	219,231	94,333	132.4%
Anhydrous Ethanol	M3	69,068	34,819	98.4%	84,495	55,081	53.4%
Sugar mix in production	%	27%	50%	(44.8)%	23%	45%	(49.1)%
Ethanol mix in production	%	73%	50%	44.4%	77%	55%	40.8%
Energy Exported (sold to grid)	MWh	229,666	164,810	39.4%	301,430	269,779	11.7%
Cogen efficiency (KWh sold per ton crushed)	KWh/ton	60.6	66.9	(9.5)%	56.7	68.7	(17.5)%
Agricultural Metrics
Harvested own sugarcane	tons	3,588,296	2,331,565	53.9%	5,098,400	3,570,313	42.8%
Harvested area	Hectares	39,142	27,025	44.8%	53,206	40,190	32.4%
Yield	tons/hectare	91.7	86.4	6.1%	95.8	88.9	7.8%
TRS content	kg/ton	124.4	120.0	3.7%	119.7	116.3	3.0%
TRS per hectare	kg/hectare	11,404	10,367	10.0%	11,471	10,340	10.9%
Mechanized harvest	%	98.4%	98.5%	(0.1)%	98.8%	97.6%	1.2%
Area
Sugarcane Plantation	hectares	149,237	139,605	6.9%	149,237	139,605	6.9%
Expansion & Renewal Area	hectares	9,970	4,865	104.9%	15,504	10,378	49.4%

Sugarcane milling reached 3.8 million tons during 2Q18, marking a 53.9% increase compared to 2Q17. This increase is mainly explained by: (i) larger cane availability as a result of the simultaneous increase in yields and harvested area, (ii) enhanced operating efficiencies, which enabled us to crush more cane on a per hour basis; coupled with (iii) a 48% increase in effective milling days, as a result of drier weather conditions.

Year-to-date, a total of 5.3 million tons of sugarcane were crushed, 35.5% higher than 6M17. Considering crushing volumes during 1Q18 were in line with those of 1Q17, the increase during the first half of the year is fully explained by the second quarter´s dynamics.

Production mix in the semester continued to favor ethanol to profit from higher relative prices. Indeed, hydrous and anhydrous ethanol traded at a 32.5% and 39.8% premium to sugar, respectively. As a result, 77% of total TRS produced was slanted towards ethanol, compared to 55% in 6M17. This implied, on the one hand, a (30.2)% increase in total ethanol production, reaching 141.3 thousand cubic meters. On the other hand, sugar production totaled 663.0 thousand tons, 42.2% lower year-over-year.

Exported energy totaled 229,6 thousands MWh, marking a 39.4% increased compared to the same period of last year. The large bagasse availability during the second quarter as a result of higher crushing volumes coupled with the carried over stock from the previous quarter, explains the increase. It´s worth noting that we end the quarter with a high level of bagasse that we plan to burn during the second half of the year. Water in the reservoirs fell to 39% as a result of the lack of rains, explaining the spike in prices.
In terms of agricultural productivity, sugarcane yields during the first half of the year reached 91.7 tons/ha, marking a 6.1% increase year-over-year. Higher yields were mainly explained by: (i) above average rainfalls during 4Q17 and 1Q18 favoring cane development; and (ii) a longer growth cycle for a greater proportion of the sugarcane harvested in 2018 than the sugarcane harvested in 2017. TRS content per ton of sugarcane has been slightly higher this year reaching 119.7 kg/ton.
As of June 30, 2018, our sugarcane plantation consisted of 149,237 hectares, marking a 6.9% growth year-over-year. Sugarcane planting continues to be a key strategy to supply our mills with quality raw material at low cost. During 2Q18 we planted a total of 9,970 hectares of sugarcane. Of this total area, 3,719 hectares correspond to expansion areas planted to supply our growing milling capacity and 6,251 hectares correspond to areas planted to renew old plantations with newer and high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation.

Financial Performance

Sugar, Ethanol & Energy - Highlights
$ thousands	2Q18	2Q17	Chg %	6M18	6M17	Chg %
Net Sales (1)	110,958	129,277	(14.2)%	201,267	233,699	(13.9)%
Margin on Manufacturing and Agricultural Act. Before Opex	39,562	28,532	38.7%	75,238	52,935	42.1%
Adjusted EBITDA	80,886	61,362	31.8%	128,874	91,626	40.7%
Adjusted EBITDA Margin	72.9%	47.5%	53.6%	64.0%	39.2%	63.3%
Adjusted EBITDA Margin (net of third party commercialization)	60.8%	58.6%	3.8%	60.8%	46.9%	29.7%
(1) Net Sales are calculated as Gross Sales net of sales taxes.
Net sales in 2Q18 reached $111.0 million, $18.3 million or 14.2% lower than 2Q17. This decrease was primarily driven by the combination of a 41.2% decrease in sugar selling volumes, coupled with a 25.8% decrease in sugar selling prices. This, in turn, was maximized by the depreciation of the Brazilian Real (net sales measured in BRL increased quarter-over-quarter). Higher ethanol and energy selling volumes, coupled with a 10% increase in energy selling prices, partially offset the negative effects.
Adjusted EBITDA during 2Q18 was $80.9 million, 31.8% higher compared to 2Q17. Adjusted EBITDA was positively affected by: (i) the maximization of ethanol production, allowing us to capture higher prices for the produced TRS (ii) higher energy revenues as a result of higher selling volumes and higher average selling prices, (iii) a 53.9% increase in crushing activities as a result of larger cane availability, enhanced industrial efficiencies, and an increase in effective milling days; (iv) a reduction in unitary production costs as a result of higher crushing activities, coupled with the depreciation of the Brazilian Real, which further contributes to cost dilution, measured in U.S dollar.
On a cumulative basis, Adjusted EBITDA in 6M18 grew by 40.7% reaching $128.9 million. Main drivers for the increase are in line with those attributable to the quarter. In addition, results were explained by a $3.9 million increase derived from the mark-to-market of our commodity hedge positions, partially offset by a higher loss generated by the fair value of the unharvested sugarcane as a result of lower sugar prices.

The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

Sugar, Ethanol & Energy - Net Sales Breakdown (1)
	$ thousands				Units			($/unit)
	2Q18	2Q17	Chg %	2Q18	2Q17	Chg %	2Q18	2Q17	Chg %
Sugar (tons)(2)	32,622	74,720	(56.3)%	105,814	179,873	(41.2)%	308	415	(25.8)%
Ethanol (cubic meters)	62,736	42,803	46.6%	137,653	92,196	49.3%	456	464	(1.8)%
Energy (Mwh)(3)	15,600	11,754	32.7%	232,364	192,451	20.7%	67	61	9.9%
TOTAL	110,958	129,277	(14.2)%
	$ thousands				Units			($/unit)
	6M18	6M17	Chg %	6M18	6M17	Chg %	6M18	6M17	Chg %
Sugar (tons)(2)	52,086	121,598	(57.2)%	160,209	286,042	(44.0)%	325	425	(23.5)%
Ethanol (cubic meters)	129,598	94,735	36.8%	254,552	187,076	36.1%	509	506	0.5%
Energy (Mwh)(3)	19,583	17,366	12.8%	304,129	318,122	(4.4)%	64	55	18.0%
TOTAL	201,267	233,699	(13.9)%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS, COFINS, INSS and IPI taxes.
(2) Includes commerciaization of third party sugar: 28.6k tons ($11.9m) in 2Q18 and 40.1k tons ($21.1m) in 2Q17
(3) Includes commercialization of energy from third parties.
On a quarterly basis, ethanol selling volumes increased 49.3%. This responds to our strategic decision to maximize ethanol production to profit from higher relative prices. Indeed, hydrous and anhydrous ethanol traded, during the first half of the year, at a 32.5% and a 39.8% premium to VHP sugar. Measured in U.S. dollars, ethanol prices remained flat year-over-year. However, this is fully explained by the 18% depreciation of the Brazilian Real. As a matter of fact, prices increased 8.3% year-over-year in local currency. Compared to the same period of last year, we are executing a more aggressive carry strategy aiming to profit from higher prices during the inter-harvest season.
In the case of energy, selling volumes reached 232,364 MWh, marking a 20.7% increase. This is fully explained by the large bagasse availability as a result of: (i) inventories carried from the first quarter, coupled with (ii) higher crushing activities. At the same time it´s worth noting that we end the quarter with high levels of bagasse that we plan to burn during the second half of the year. We expect prices to remain at attractive levels in the wake of increasing demand and lower rains have reduced hydroelectric power generation.
Sugar sales volumes reached 105,814 tons, 41.2% lower year-over-year. Average realized selling prices reached $308/ton, 25.8% lower compared to 2Q17. Lower prices are primarily explained by global supply & demand dynamics. As a result, net sales reached $32.6 million, 56.3% lower compared to the same period of last year.

Sugar, Ethanol & Energy - Total Production Costs
	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	2Q18	2Q17	Chg %	2Q18	2Q17	Chg %
Industrial costs	27,238	23,289	17%	2.5	3.4	(26.7)%
Industrial costs	22,906	19,440	17.8%	2.1	2.9	(26.1%)
Cane from 3rd parties	4,332	3,849	12.6%	0.4	0.6	(29.5)%
Agricultrual costs	76,337	66,507	14.8%	7	9.8	(28.1)%
Harvest costs	32,644	29,841	9.4%	3	4.4	(31.4)%
Cane depreciation	20,055	12,536	60.0%	1.8	1.8	0.3%
Leasing costs	9,343	10,638	(12.2)%	0.9	1.6	(45.0)%
Maintenance costs	14,295	13,492	6%	1.3	2	(33.6)%
Total Production Costs	103,576	89,796	15.3%	9.5	13.2	(27.7)%
Depreciation & Amortization	(43,969)	(36,910)	19.1%	(4)	(5.4)	(25.3%)
Total Production Costs (excl. D&A)	59,607	52,886	12.7%	5.5	7.8	(29.4)%

Sugar, Ethanol & Energy - Total Production Costs
	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	6M18	6M17	Chg %	6M18	6M17	Chg %
Industrial costs	37,292	36,028	3.5%	2.5	3.4	(25.8)%
Industrial costs	32,545	26,940	20.8%	2.2	2.6	(13.4)%
Cane from 3rd parties	4,747	9,088	(47.8)%	0.3	0.9	(62.6)%
Agricultrual costs	121,027	105,820	14.4%	8.3	10.1	(18.0)%
Harvest costs	47,283	43,455	8.8%	3.2	4.1	(22.0)%
Cane depreciation	28,064	19,954	40.6%	1.9	1.9	0.8%
Leasing costs	16,227	15,195	6.8%	1.1	1.4	(23.4%)
Maintenance costs	29,453	27,216	8.2%	2	2.6	(22.4)%
Total Production Costs	158,319	141,847	11.6%	10.8	13.5	(20.0)%
Depreciation & Amortization	(66,619)	(53,034)	25.6%	(4.5)	(5)	(9.9%)
Total Production Costs (excl. D&A)	91,700	88,814	3.2%	6.3	8.4	(26.0%)
As shown in the table above, total production costs excluding depreciation and amortization marked a 26.0% reduction, on a per ton basis. This decrease was explained by: (i) higher crushing volumes, (ii) enhanced agricultural and industrial efficiencies, (iii) a decrease in Consecana price coupled with a greater share of owned harvested area, which contributed to lower leasing expenses; coupled with (iv) a reduction in diesel prices as a result of the trucker´s strike. Unit costs, measured in U.S. dollars, were further reduced by the year-over-year depreciation of the Brazilian Real.

Sugar, Ethanol & Energy - Changes in Fair Value
$ thousands	2Q18	2Q17	Chg %	6M18	6M17	Chg %
Sugarcane Valuation Model current period	70,785	71,017	(0.3)%	70,785	71,017	(0.3%)
Sugarcane Valuation Model previous period	84,982	81,406	4.4%	93,177	82,380	13.1%
Total Changes in Fair Value	(14,197)	(10,389)	36.7%	(22,393)	(11,363)	97.1%

Total Changes in Fair Value of Unharvested Biological Assets (what is currently growing on the fields and will be harvested during the next 12 months) represented an $9.5 million loss. This loss is mainly attributable to a decrease in Consecana price as a result of the sugar price dynamics.

Corporate Expenses

Corporate Expenses
$ thousands	2Q18	2Q17	Chg %	6M18	6M17	Chg %
Corporate Expenses	(5,081)	(5,172)	(1.8)%	(9,960)	(10,330)	(3.6)%
Adecoagro’s corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarter staff, certain professional fees, travel expenses, and office lease expenses, among others. As shown in the table above, corporate expenses for 2Q18 were $5.1 million, 1.8% lower compared to 2Q17, mainly as a result of the depreciation of the Brazilian Real and the Argentine peso.

Other Operating Income

Other Operating Income
$ thousands	2Q18	2Q17	Chg %	6M18	6M17	Chg %
Gain from the sale of subsidiaries	36,227	—	n.a	36,227	—	n.a
Gain / (Loss) from commodity derivative financial instruments	12,352	22,479	(45.1)%	32,142	38,753	(17.1)%
Gain from disposal of other property items	(177)	(61)	190.2%	(57)	(618)	(90.8)%
(Loss) from disposal of biological assets	—	(6)	(100.0)%	—	(6)	(100.0)%
Other	2,291	578	296.4%	1,317	(1,874)	n.a
Total	50,693	22,866	121.7%	69,629	36,138	92.7%
Other Operating Income on a year-to-date basis reported a gain of $69.6 million, 92.7% or $33.5 million higher than the same period of last year. This increase is mainly attributable to the proceeds from the sale of Rio de Janeiro and Conquista farms; and partially offset by a lower gain recognition resulting from the mark-to-market of our crops hedge positions.

Commodity Hedging
Adecoagro’s financial performance is affected by the volatile price environment inherent to agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices by locking-in margins and stabilizing cash flows.
The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

Commodity Hedge Position - as of June 30, 2018
	Consolidated Hedge Position
Farming		Avg. FAS Price	CBOT FOB
	Volume (1)	USD/Ton	USD/Bu
2017/2018 Harvest season
Soybeans	135,776	273.4	983.0
Corn	91,915	173.9	452.5
2018/2019 Harvest season
Soybeans	17,680	296.2	1,043.0
Corn	-	n.a	n.a

	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB
	Volume (1)	USD/Unit	Cents/Lb
2018/2019 Harvest season (2017/18 for ethanol)
Sugar (tons)	398,882	369.1	16.7
Ethanol (m3)	440,824	499.6	n.a
Energy (MW/h) (2)	665	66.8	n.a
2019/2020 Harvest season (2018/19 for ethanol)
Sugar (tons)	144,780	330.4	15.0
Ethanol (m3)	194,554	480.5	n.a
Energy (MW/h) (2)	477,478	73.9	n.a

Financial Results

Financial Results
$ thousands	2Q18	2Q17	Chg %	6M18	6M17	Chg %
Interest Expenses, net	(11,995)	(8,946)	34.1%	(23,162)	(20,777)	11.5%
Cash Flow Hedge - Transfer from Equity	(5,226)	(3,986)	31.1%	(7,327)	(3,320)	120.7%
FX (Losses), net	(115,924)	(8,199)	n.m	(125,272)	(11,883)	n.m
Gain/loss from derivative financial Instruments	(5,301)	(492)	977.4%	(6,759)	(2,195)	207.9%
Taxes	(1,018)	(787)	29.4%	(2,068)	(1,304)	58.6%
Other Expenses, net	(171)	(448)	(61.8)%	(258)	(709)	(63.6)%
Total Financial Results	(139,635)	(22,858)	510.9%	(164,846)	(40,188)	310.2%

Our net financial results in 2Q18 presented a loss of $139.6 million, compared to a loss of $22.9 million in the same period of last year. The financial results loss is primarily composed of (i) foreign exchange losses, (ii) losses from derivative financial instruments; and (iii) net interest expenses, as described below:

(i)
Foreign exchange losses (composed of “Cash Flow Hedge - Transfer from Equity (1) and “Fx Gain/Loss line” items) reflect the impact of foreign exchange variations on our dollar denominated monetary assets and liabilities. As a result of the sharp depreciations experienced by the Argentina Peso and Brazilian Real (30% and 14%, respectively) during 2Q18, foreign exchange losses stood at $121.1 million, marking a $108.9 million higher loss compared to 2Q17. As explained in “Adjusted Net Income” section above, this result is non-cash in nature.

(ii)
A loss of $5.3 million from financial derivative instruments was reported in 2Q18. This result was mainly explained by the negative mark-to-market of our ethanol hedge position and our foreign exchange forward contracts. Its worth highlighting that the result related to the ethanol hedge position is expected to be reverted as we will capture higher prices as we enter into the inter-harvest season.

(iii)
Interest expense: our net interest expense in 2Q18 was $12.0 million, 34.1% above the previous quarter. This difference is mainly explained by: (i) a $0.8 million reduction in interest income resulting from lower cash and equivalents during the period; coupled with (ii) slightly higher interest expenses.

(1)
Effective July 1, 2014, Adecoagro formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars and foreign currency forward contracts. Cash flow hedge accounting permits that gains and losses arising from the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting Adecoagro's Risk Management Policy.

Indebtedness

Net Debt Breakdown
$ thousands	2Q18	1Q18	Chg %	2Q17	Chg %
Farming	177,307	171,714	3.3%	175,792	0.9%
Short term Debt	86,210	131,343	(34.4)%	119,927	(28.1)%
Long term Debt	91,097	40,371	125.6%	55,865	63.1%
Sugar, Ethanol & Energy	633,614	611,714	3.6%	618,487	2.4%
Short term Debt	59,212	52,592	12.6%	136,875	(56.7)%
Long term Debt	574,402	604,225	(4.9)%	481,612	19.3%
Total Short term Debt	145,422	183,935	(20.9)%	256,802	(43.4)%
Total Long term Debt	665,498	644,596	3.2%	537,477	23.8%
Gross Debt	810,920	828,531	(2.1)%	794,279	2.1%
Cash & Equivalents	144,708	183,775	(21.3)%	219,934	(34.2)%
Net Debt	666,212	644,756	3.3%	574,345	16.0%
EOP Net Debt / Adj. EBITDA LTM	1.83x	2.2x	(16.6)%	1.82x	0.8%

Adecoagro’s consolidated gross debt as of 2Q18 stood at $810.9 million, 2.1% higher year-over-year. This is mainly explained by higher capital expenditures coupled with a more aggressive carry strategy.
Net debt as of 2Q18 was $666.2 million, 3.3% and 16.0% higher than 1Q18 and 2Q17, respectively. The increase in net debt from a quarterly perspective is primarily driven by (i) a more aggressive ethanol carry strategy to capture higher prices during the second half of the year, and (ii) lower sales proceeds from crops sales as a consequence of lower selling volumes because of the drought. The increase in Net Debt from a yearly perspective is a consequence of our investment program.
Due to the growth in Adjusted EBITDA, however, Net debt ratio (Net debt / LTM Adj. EBITDA) reached 1.83x, essentially the same year-over-year.

Capital Expenditures & Investments

Capital Expenditures & Investments
$ thousands	2Q18	2Q17	Chg %	6M18	6M17	Chg %
Farming & Land Transformation	11,035	3,666	201.0%	18,156	7,360	146.7%
Expansion	9,756	2,221	339.3%	16,397	4,688	249.8%
Maintenance	1,279	1,445	(11.5)%	1,759	2,672	(34.2)%
Sugar, Ethanol & Energy	40,104	44,218	(9.3)%	95,721	99,061	(3.4)%
Maintenance	28,080	35,194	(20.2)%	66,968	80,483	(16.8)%
Planting	14,420	10,509	37.2%	25,199	23,168	8.8%
Industrial & Agricultural Machinery	13,660	24,685	(44.7)%	41,769	57,315	(27.1)%
Expansion	12,024	9,024	33.3%	28,753	18,578	54.8%
Planting	11,662	8,052	44.8%	18,684	13,660	36.8%
Industrial & Agricultural Machinery	362	972	(62.8)%	10,069	4,918	104.7%
Total	51,139	47,884	6.8%	113,877	106,421	7.0%
Adecoagro’s capital expenditures during during the first half of the year totaled $113.9 million, 7.0% higher compared to the same period of last year.
The Sugar, Ethanol and Energy business accounted for 84.0% or $95.7 million of total capex. Expansion capex reached $28.8 million, mainly as a result of the investments related to the increase in nominal crushing capacity, and to new sugarcane hectares planted to supply the growing industrial capacity. Maintenance capex, in turn, reached $67.0 million million, 16.8% lower year-over-year. The decrease is mainly explained by the 18% depreciation of the Brazilian Real.
Farming & Land Transformation businesses accounted for 16.0% or $18.2 million of total capex in 6M18. The increase is mainly driven by the expansion capex in the Dairy and Rice businesses. We completed the construction of our third free stall and are now ready to commence operations. In our Rice business, the main projects that account for the increase are the construction of the parboil plant and a packaging machine. With these investments, we expect to enhance industrial efficiencies and capture higher margins.

Inventories

End of Period Inventories
		Volume			thousand $
Product	Metric	2Q18	2Q17	% Chg	2Q18	2Q17	% Chg
Soybean	tons	129,604	154,361	(16.0)%	34,661	36,511	(5.1)%
Corn (1)	tons	70,243	82,582	(14.9)%	9,033	9,675	(6.6)%
Wheat (2)	tons	15,329	20,651	(25.8)%	3,237	2,591	24.9%
Sunflower	tons	2,180	7,928	(72.5)%	735	2,897	(74.6)%
Rough Rice(3)	tons	30,884	34,493	(10.5)%	4,703	6,698	(29.8)%
Sugar	tons	56,295	42,498	32.5%	13,079	12,972	0.8%
Ethanol	m3	115,697	40,113	188.4%	39,369	18,317	114.9%
Total		420,232	382,627	9.8%	104,817	89,661	16.9%
(1) Includes sorghum.
(2) Includes barley.
(3) Expressed in rough rice equivalent

Variations in inventory levels between 2Q18 and 2Q17 are attributable to changes in (i) production volumes resulting from changes in planted area, (ii) production mix between different crops and in yields obtained, (ii) different percentage of area harvested during the period, and (iii) commercial strategy or selling pace for each product.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including the expansion of our sugarcane cluster in Mato Grosso do Sul and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:

•	Adjusted EBITDA

•	Adjusted EBIT

•	Adjusted EBITDA margin

•	Net Debt

•	Net Debt to Adjusted EBITDA

•	Adjusted Net Income

In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making and as a means to evaluate period-to-period.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.

Adjusted EBITDA, Adjusted EBIT & Adjusted EBITDA margin
We define Adjusted EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and adjusted by profit or loss from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under the line item “Reserve from the sale of minority interests in subsidiaries.”

We define Adjusted EBIT for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, adjusted by profit from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under “Reserve from the sale of minority interests in subsidiaries.”
We believe that Adjusted EBITDA and Adjusted EBIT are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not measure of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS.
We define Adjusted EBITDA margin as Adjusted EBITDA to net sales. We consider that the presentation of adjusted EBITDA margin provides useful information on how successfully we operate our Company and enhances the ability of investors to compare profitability between segments, periods and with other public companies.
Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 36.

Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of long- and short-term debt less cash and cash equivalents. This measure is widely used by management and investment analysts and we believe it shows the financial strength of the Company
Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.
We believe that this metric provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations.

Reconciliation - Net Debt
$ thousands	2Q 2018	1Q 2018	% Chg	2Q 2017	% Chg
Total Borrowings	810,920	828,531	(2.1)%	794,279	2.1%
Cash and Cash equivalents	144,708	183,775	(21.3)%	219,934	(34.2)%
Net Debt	666,212	644,756	3.3%	574,345	16.0%
Adjusted Net Income
We define Adjusted Net Income as (i) Profit/ (Loss) of the period/year, plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both Exchange Differences and Cash Flow Hedge Transfer from Equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item. “Reserve from the sale of non-controlling interests in subsidiaries”; plus (iv) the reversal of the aforementioned income tax effect.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our Equity. In effect, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the Equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the Equity of the Company, since it reduces/increases the income tax to be paid in each country; which is why we decided to add back the income tax effect to the Adjusted Net Income considering this tax effect.
In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similarly titled measures used by other companies. Adjusted Net Income is not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

Adjusted Net Income
$ thousands	2014	2015	2016	2,017	6M18	6M17	Chg %
Net Income	11,036	(4,351)	3,739	11,749	(22,474)	9,768	n.a
Foreign exchange losses, net	9,246	23,423	19,062	38,708	125,272	11,883	n.m
Cash flow hedge - transfer from equity	12,031	32,700	85,214	20,758	7,327	3,320	121%
Income tax effect on Exchange Differences and Cash Flow Hedge	(7,754)	(19,998)	(35,921)	(19,108)	(42,596)	(4,776)	n.m
Reserve from the sale of non-controlling interest in subsidiaries	25,508	16,066	—	—	—	—	n.a
	50,067	47,840	72,094	52,107	67,529	20,195	234%
Reverse of Income tax effect on Exchange Differences and Cash Flow Hedge	7,754	19,998	35,921	19,108	42,596	4,776	n.m
Adjusted Net Income	57,821	67,838	108,015	71,215	110,125	24,971	341%

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 2Q18
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	46,811	40,863	7,344	460	95,478	120,441	—	—	215,919
Cost of manufactured products sold and services rendered	(46,593)	(29,816)	(6,939)	(320)	(83,668)	(80,879)	—	—	(164,547)
Initial recog. and changes in FV of BA and agricultural produce	5,879	2,081	3,250	189	11,399	8,028	—	—	19,427
Gain from changes in NRV of agricultural produce after harvest	8,039	—	—	—	8,039	—	—	—	8,039
Gross Profit from Agricultural Activities	14,136	13,128	3,655	329	31,248	47,590	—	—	78,838
General and administrative expenses	(1,135)	(1,148)	(1,102)	(10)	(3,395)	(6,384)	—	(4,933)	(14,712)
Selling expenses	(1,594)	(5,375)	(141)	(47)	(7,157)	(16,111)	—	(50)	(23,318)
Other operating income, net	2,612	147	(16)	—	2,743	11,821	36,227	(98)	50,693
Share of gain/(loss) of joint ventures	—	—	—	—	—	—	—	—	—
Profit from Operations Before Financing and Taxation	14,019	6,752	2,396	272	23,439	36,916	36,227	(5,081)	91,501
Reserve from the sale of minority interests in subsidiaries	—	—	—	—	—	—	—	—	—
Adjusted EBIT	14,019	6,752	2,396	272	23,439	36,916	36,227	(5,081)	91,501
(-) Depreciation PPE	336	921	257	20	1,534	43,970	—	—	45,504
Adjusted EBITDA	14,355	7,673	2,653	292	24,973	80,886	36,227	(5,081)	137,005
Reconciliation to Profit/(Loss)
Adjusted EBITDA									137,005
Reserve from the sale of minority interests in subsidiaries									—
(+) Depreciation PPE									(45,504)
(+) Financial result, net									(139,635)
(+) Income Tax (Charge)/Benefit									17,128
Profit/(Loss) for the Period									(31,006)

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 2Q17
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	59,700	24,018	8,510	267	92,495	136,035	—	—	228,530
Cost of manufactured products sold and services rendered	(59,556)	(20,266)	(8,503)	(119)	(88,444)	(107,503)	—	—	(195,947)
Initial recog. and changes in FV of BA and agricultural produce	5,446	(226)	2,587	(21)	7,786	(2,449)	—	—	5,337
Gain from changes in NRV of agricultural produce after harvest	3,420	—	—	—	3,420	—	—	—	3,420
Gross Profit from Agricultural Activities	9,010	3,526	2,594	127	15,257	26,083	—	—	41,340
General and administrative expenses	(728)	(1,154)	(257)	(45)	(2,184)	(7,119)	—	(5,181)	(14,484)
Selling expenses	(1,914)	(3,316)	(229)	(49)	(5,508)	(15,544)	—	(11)	(21,063)
Other operating income, net	1,179	463	172	—	1,814	21,032	—	20	22,866
Share of gain/(loss) of joint ventures	—	—	—	—	—	—	—	—	—
Profit from Operations Before Financing and Taxation	7,547	(481)	2,280	33	9,379	24,452	—	(5,172)	28,659
Reserve from the sale of minority interests in subsidiaries	—	—	—	—	—	—	—	—	—
Adjusted EBIT	7,547	(481)	2,280	33	9,379	24,452	—	(5,172)	28,659
(-) Depreciation PPE	357	964	256	30	1,607	36,910	—	—	38,517
Adjusted EBITDA	7,904	483	2,536	63	10,986	61,362	—	(5,172)	67,176
Reconciliation to Profit/(Loss)
Adjusted EBITDA									67,176
Reserve from the sale of minority interests in subsidiaries									—
(+) Depreciation PPE									(38,517)
(+) Financial result, net									(22,858)
(+) Income Tax (Charge)/Benefit									(2,000)
Profit/(Loss) for the Period									3,801

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 6M18
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	80,512	56,211	15,607	804	153,134	218,352	—	—	371,486
Cost of manufactured products sold and services rendered	(80,589)	(46,273)	(14,979)	(540)	(142,381)	(143,114)	—	—	(285,495)
Initial recog. and changes in FV of BA and agricultural produce	23,773	12,703	5,500	4	41,980	(6,472)	—	—	35,508
Gain from changes in NRV of agricultural produce after harvest	7,348	—	—	—	7,348	—	—	—	7,348
Gross Profit from Agricultural Activities	31,044	22,641	6,128	268	60,081	68,766	—	—	128,847
General and administrative expenses	(2,040)	(2,458)	(1,493)	(50)	(6,041)	(14,035)	—	(9,808)	(29,884)
Selling expenses	(2,995)	(7,968)	(201)	(90)	(11,254)	(28,330)	—	(60)	(39,644)
Other operating income, net	(2,602)	282	(38)	(2)	(2,360)	35,854	36,227	(92)	69,629
Share of gain/(loss) of joint ventures	—	—	—	—	—	—	—	—	—
Profit from Operations Before Financing and Taxation	23,407	12,497	4,396	126	40,426	62,255	36,227	(9,960)	128,948
Reserve from the sale of minority interests in subsidiaries	—	—	—	—	—	—	—	—	—
Adjusted EBIT	23,407	12,497	4,396	126	40,426	62,255	36,227	(9,960)	128,948
(-) Depreciation PPE	797	1,959	561	61	3,378	66,619	—	—	69,997
Adjusted EBITDA	24,204	14,456	4,957	187	43,804	128,874	36,227	(9,960)	198,945
Reconciliation to Profit/(Loss)
Adjusted EBITDA									198,945
Reserve from the sale of minority interests in subsidiaries									—
(+) Depreciation PPE									(69,997)
(+) Financial result, net									(164,846)
(+) Income Tax (Charge)/Benefit									13,424
Profit/(Loss) for the Period									(22,474)

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 6M17
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	84,896	43,278	19,322	438	147,934	246,687	—	—	394,621
Cost of manufactured products sold and services rendered	(84,692)	(37,702)	(18,988)	(175)	(141,557)	(193,752)	—	—	(335,309)
Initial recog. and changes in FV of BA and agricultural produce	17,343	5,796	4,528	163	27,830	(5,128)	—	—	22,702
Gain from changes in NRV of agricultural produce after harvest	3,193	—	—	—	3,193	—	—	—	3,193
Gross Profit from Agricultural Activities	20,740	11,372	4,862	426	37,400	47,807	—	—	85,207
General and administrative expenses	(1,401)	(2,279)	(496)	(88)	(4,264)	(13,984)	—	(10,253)	(28,501)
Selling expenses	(2,946)	(6,401)	(468)	(53)	(9,868)	(27,150)	—	(59)	(37,077)
Other operating income, net	3,339	637	422	(161)	4,237	31,919	—	(18)	36,138
Share of gain/(loss) of joint ventures	—	—	—	—	—	—	—	—	—
Profit from Operations Before Financing and Taxation	19,732	3,329	4,320	124	27,505	38,592	—	(10,330)	55,767
Reserve from the sale of minority interests in subsidiaries	—	—	—	—	—	—	—	—	—
Adjusted EBIT	19,732	3,329	4,320	124	27,505	38,592	—	(10,330)	55,767
(-) Depreciation PPE	692	1,886	494	60	3,132	53,034	—	—	56,166
Adjusted EBITDA	20424	5,215	4814	184	30637	91626	—	(10,330)	111,933
Reconciliation to Profit/(Loss)
Adjusted EBITDA									111,933
Reserve from the sale of minority interests in subsidiaries									—
(+) Depreciation PPE									(56,166)
(+) Financial result, net									(40,188)
(+) Income Tax (Charge)/Benefit									(5,811)
Profit/(Loss) for the Period									9,768

Condensed Consolidated Statement of Income

Statement of Income
$ thousands	2Q18	2Q17	Chg %	6M18	6M17	Chg %

Sales of goods and services rendered	215,919	228,530	(5.5)%	371,486	394,621	(5.9)%
Cost of goods sold and services rendered	(164,547)	(195,947)	(16.0)%	(285,495)	(335,309)	(14.9)%
Initial recognition and changes in fair value of biological assets and agricultural produce	19,427	5,337	264.0%	35,508	22,702	56.4%
Changes in net realizable value of agricultural produce after harvest	8,039	3,420	135.1%	7,348	3,193	130.1%
Margin on manufacturing and agricultural activities before operating expenses	78,838	41,340	90.7%	128,847	85,207	51.2%
General and administrative expenses	(14,712)	(14,484)	1.6%	(29,884)	(28,501)	4.9%
Selling expenses	(23,318)	(21,063)	10.7%	(39,644)	(37,077)	6.9%
Other operating income, net	50,693	22,866	121.7%	69,629	36,138	92.7%
Profit from operations before financing and taxation	91,501	28,659	219.3%	128,948	55,767	131.2%
Finance income	1,837	3,110	(40.9)%	4,843	5,222	(7.3)%
Finance costs	(141,472)	(25,968)	444.8%	(169,689)	(45,410)	273.7%
Financial results, net	(139,635)	(22,858)	510.9%	(164,846)	(40,188)	310.2%
(Loss)/Profit before income tax	(48,134)	5,801	(929.8)%	(35,898)	15,579	(330.4)%
Income tax benefit/(expense)	17,128	(2,000)	(956.4)%	13,424	(5,811)	(331.0)%
(Loss)/Profit for the period	(31,006)	3,801	(915.7)%	(22,474)	9,768	(330.1)%

Condensed Consolidated Interim Statement of Cash Flow

Statement of Cashflows
$ thousands	2Q18	2Q17	Chg %	6M18	6M17	Chg %

Cash flows from operating activities:
Loss/profit for the period	(31,006)	3,801	(915.7)%	(22,474)	9,768	(330.1)%
Adjustments for:
Income tax expenses	(17,128)	2,000	(956.4)%	(13,424)	5,811	(331.0)%
Depreciation	45,246	38,292	18.2%	69,474	55,750	24.6%
Amortization	258	225	14.7%	523	416	25.7%
Loss from of disposal of other property items	177	61	190.2%	57	618	(90.8)%
Gain from the sale of subsidiary	(36,227)	—	(100.0)%	(36,227)	—	(100.0)%
Equity settled share-based compensation granted	1,199	1,378	(13.0)%	2,544	2,807	(9.4)%
Gain from derivative financial instruments	(8,565)	(21,987)	(61.0)%	(25,137)	(36,558)	(31.2)%
Interest and other expense, net	11,919	9,164	30.1%	23,144	21,188	9.2%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	1,800	8,284	(78.3)%	(7,496)	2,441	(407.1)%
Changes in net realizable value of agricultural produce after harvest (unrealized)	(6,953)	(790)	780.1%	(7,863)	(616)	1,176.5%
Provision and allowances	247	230	7.4%	276	298	(7.4)%
Foreign exchange losses, net	115,924	8,199	1,313.9%	125,272	11,883	954.2%
Cash flow hedge – transfer from equity	5,226	3,986	31.1%	7,327	3,320	120.7%
Subtotal	82,117	52,843	55.4%	115,996	77,126	50.4%

Changes in operating assets and liabilities:
Increase in trade and other receivables	(21,819)	(8,191)	166.4%	(54,218)	(29,055)	86.6%
Increase Decrease in inventories	(64,684)	(32,000)	102.1%	(82,485)	(29,724)	177.5%
Decrease in biological assets	23,229	23,055	0.8%	32,561	25,671	26.8%
Increase in other assets	(73)	41	(278.0)%	(67)	24	(379.2)%
Decrease in derivative financial instruments	15,078	31,944	(52.8)%	27,657	40,010	(30.9)%
Decrease in trade and other payables	4,549	(4,468)	(201.8)%	(9,150)	(32,990)	(72.3)%
Increase in payroll and social security liabilities	(1,037)	(2,282)	(54.6)%	2,653	1,578	68.1%
Decrease Increase in provisions for other liabilities	(95)	(199)	(52.3)%	(316)	(88)	259.1%
Net cash generated in operating activities before interest and taxes paid	37,265	60,743	(38.7)%	32,631	52,552	(37.9)%
Income tax paid	(766)	(1,375)	(44.3)%	(897)	(1,653)	(45.7)%
Net cash generated from operating activities	36,499	59,368	(38.5)%	31,734	50,899	(37.7)%

Cash flows from investing activities:
Continuing operations:
Purchases of property, plant and equipment	(50,529)	(47,518)	6.3%	(112,947)	(106,053)	6.5%
Purchases of intangible assets	(1,693)	(475)	256.4%	(2,149)	(576)	273.1%
Purchase of cattle and non current biological assets	(1,651)	(581)	184.2%	(3,115)	(581)	436.1%
Interest received	1,779	3,599	(50.6)%	4,242	5,021	(15.5)%
Proceeds from sale of property, plant and equipment	238	576	(58.7)%	746	798	(6.5)%
Proceeds from sale of subsidiaries	5,207	—	100.0%	5,207	—	100.0%
Net cash used in investing activities	(46,649)	(44,399)	5.1%	(108,016)	(101,391)	6.5%

Cash flows from financing activities:
Proceeds from long-term borrowings	42,001	39,968	5.1%	50,729	189,769	(73.3)%
Payments of long-term borrowings	(56,793)	(58,157)	(2.3)%	(62,867)	(103,724)	(39.4)%
Proceeds from short-term borrowings	102,877	31,991	221.6%	142,212	84,595	68.1%
Payment of short-term borrowings	(98,612)	(7,510)	1,213.1%	(122,546)	(9,531)	1,185.8%
Interest paid	(5,325)	(12,494)	(57.4)%	(26,360)	(22,540)	16.9%
Proceed of derivatives financial instruments	548	(6,715)	(108.2)%	358	(9,419)	(103.8)%
Purchase of own shares	(2,233)	(7,451)	(70.0)%	(15,725)	(8,681)	81.1%
Dividends paid to non-controlling interest	—	(847)	(100.0)%	(1,195)	(1,506)	(20.7)%
Net cash used in financing activities from continuing operations	(17,537)	(21,215)	(17.3)%	(35,394)	118,963	(129.8)%
Net decrease in cash and cash equivalents	(27,687)	(6,246)	343.3%	(111,676)	68,471	(263.1)%
Cash and cash equivalents at beginning of period	183,775	231,321	(20.6)%	269,195	158,568	69.8%
Effect of exchange rate changes on cash and cash equivalents	(11,380)	(5,141)	121.4%	(12,811)	(7,105)	80.3%
Cash and cash equivalents at end of period	144,708	219,934	(34.2)%	144,708	219,934	(34.2)%

Condensed Consolidated Interim Balance Sheet

Statement of Financial Position
$ thousands	June 30, 2018	December 31, 2017	Chg %
ASSETS
Non-Current Assets
Property, plant and equipment	708,366	820,931	(13.7)%
Investment property	1,434	2,271	(36.9)%
Intangible assets	14,869	17,192	(13.5)%
Biological assets	10,657	11,276	(5.5)%
Deferred income tax assets	56,740	43,437	30.6%
Trade and other receivables	28,046	22,107	26.9%
Other assets	535	535	—%
Total Non-Current Assets	820,647	917,749	(10.6)%
Current Assets
Biological assets	84,547	156,718	(46.1)%
Inventories	172,140	108,919	58.0%
Trade and other receivables	203,925	150,107	35.9%
Derivative financial instruments	8,185	4,483	82.6%
Cash and cash equivalents	144,708	269,195	(46.2)%
Other assets	15	30	(50.0)%
Total Current Assets	613,520	689,452	(11.0)%
TOTAL ASSETS	1,434,167	1,607,201	(10.8)%

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	183,573	183,573	—%
Share premium	900,496	908,934	(0.9)%
Cumulative translation adjustment	(611,020)	(541,545)	12.8%
Equity-settled compensation	14,528	17,852	(18.6)%
Cash flow hedge	(49,009)	(24,691)	98.5%
Reserve from the sale of non contolling interests in subsidiaries	41,574	41,574	—%
Treasury shares	(8,742)	(6,967)	25.5%
Retained earnings	36,666	60,984	(39.9)%
Equity attributable to equity holders of the parent	508,066	639,714	(20.6)%
Non controlling interest	4,773	5,417	(11.9)%
TOTAL SHAREHOLDERS EQUITY	512,839	645,131	(20.5)%

LIABILITIES
Non-Current Liabilities
Trade and other payables	256	827	(69.0)%
Borrowings	667,668	663,060	0.7%
Deferred income tax liabilities	5,050	10,457	(51.7)%
Payroll and social security liabilities	980	1,240	(21.0)%
Provisions for other liabilities	3,020	4,078	(25.9)%
Total Non-Current Liabilities	676,974	679,662	(0.4)%

Current Liabilities
Trade and other payables	66,560	98,423	(32.4)%
Current income tax liabilities	1,668	503	231.6%
Payroll and social security liabilities	24,626	27,267	(9.7)%
Borrowings	143,252	154,898	(7.5)%
Derivative financial instruments	7,476	552	1,254.3%
Provisions for other liabilities	772	765	0.9%
Total Current Liabilities	244,354	282,408	(13.5)%
TOTAL LIABILITIES	921,328	962,070	(4.2)%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	1,434,167	1,607,201	(10.8)%